FORM 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



For the month of September 2002



                    Euro Tech Holdings Company Limited
              -----------------------------------------------
              (Translation of registrant's name into English)

        18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
        -------------------------------------------------------------
                  (Address of Principal executive offices)



	Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F  [ X ]        Form 40-F  [   ]


	Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes  [   ]               No [  X ]


	If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-______________.



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Euro Tech Holdings Company Limited
Form 6-K
Page 2 of 6


Item 5. Other Events
--------------------

	On September 16, 2002, the Registrant issued a press release reporting on certain of its financial results for the first six months, ending on June 30, 2002, of its fiscal year to end December 31, 2002, a copy of which is attached hereto as an exhibit to this Report on Form 6-K and is incorporated by reference.

Exhibit
-------

	Registrant's press release dated September 16, 2002.



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Euro Tech Holdings Company Limited
Form 6-K
Page 3 of 6



                             SIGNATURES
                             ----------

	Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   EURO TECH HOLDINGS COMPANY LIMITED
                                   (Registrant)


Dated: September 23, 2002          By:       /s/ T. C. Leung
                                      ---------------------------------
                                      T.C. Leung, Chief Executive
                                      Officer and Chairman of the Board



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               EXHIBIT - EURO TECH HOLDINGS COMPANY LIMITED
                                  FORM 6-K
                               SEPTEMBER 2002





                                PRESS RELEASE

---------------------------------------------------------------------------

For Further Information:

Euro Tech Holdings Company Limited         Investor Relations International
18/F Gee Chang Hong Center                 15260 Ventura Boulevard
65 Wong Chuk Hong Rd.                      Suite 1210
Hong Kong                                  Los Angeles, CA 91403

Contact:  T.C. Leung, Chairman and         Contact:  Haris Tajyar
          CEO, or                                    Managing Partner
          Jerry Wong, CFO                  (818) 981-5300
          Tel: 011-852-2814-0311           htajyar@irintl.com
          Fax: 011-852-2873-4887           ------------------

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FOR IMMEDIATE RELEASE
September 16, 2002



                   EURO TECH HOLDINGS REPORTS GAINS IN
                 FINANCIAL RESULTS FOR FIRST HALF OF 2002

  Company Sees Another Year of Significant Growth in Sales and Net Income

HONG KONG and LOS ANGELES, CALIFORNIA - September 16, 2002 - Euro Tech Holdings Company Limited (NasdaqSC: CLWT; Warrants: CLWTW), a leading distributor of environmental technology in China, today reported financial results for the first six months of 2002, ending June 30, 2002.

The Company reported that net sales for the first half totaled approximately $9.3 million, up 11% from the approximately $8.4 million for the same period of 2001. Net income was approximately $119,000, or $0.04 per diluted share, up 70% from approximately $70,000, or $0.02 per diluted share, in the first half of 2001. In the full year 2001, the Company reported net income of $584,000, or $0.18 a share, on net sales of $19.7 million. Based on past experience, net sales for the second half of the year are normally higher than those for the first half (as the China customers use the budget available before end of the year). Euro Tech has made a profit each year since it became a publicly traded company in 1997.

The Company attributed its rise in revenue largely to continuing improvement in the economy of the People's Republic of China. The rise in net income was due to the combined impact of higher sales and higher gross margins.CEO Sees Continued Growth Throughout Fiscal 2002 and Beyond

Commenting on the outlook for 2002, Euro Tech Chairman and CEO T.C Leung said, "We are pleased that Euro Tech appears to be headed for its sixth consecutive full fiscal year of profitability, along with rising sales,


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               EXHIBIT - EURO TECH HOLDINGS COMPANY LIMITED
                                  FORM 6-K
                               SEPTEMBER 2002



Euro Tech Holdings Company Limited
Page 2


since it became a public company. We also see growing demand in the near future for Euro Tech products as a result of increased regulation of environmental and industrial pollution in the China, along with the Chinese people's desire for cleaner water and a healthier, safer environment."

Strong Balance Sheet with No Debt

On its balance sheet, the Company as of June 30, 2002 had cash or cash equivalents of approximately $2,552,000 compared with approximately $3,551,000 on December 31, 2001. Shareholders' equity on June 30, 2002 was approximately $6,330,000. Long-term debt (minus the portion currently due) was zero. The decrease in cash from the end of fiscal 2001 was primarily due to approximately $300,000 used in the acquisition of PACT, $150,000 toward the opening of three new shops in Chongqing, Guangzhou and Xian, and an increase in inventories of approximately $220,000 to support the increase in net sales and the three new shops.

Large and Growing Market to Support Expansion Efforts

Euro Tech distributes a wide range of advanced water treatment equipment, test kits, analyzers, laboratory gear and related supplies. It is profiting from the rapid growth of China's environmental sector
- businesses that sell products and services for water and sewage treatment and to alleviate the air pollution, water pollution and other impacts of China's rapid industrialization. According to the publication Chinese Environmental News, the sector is growing at an estimated annual rate of 15%, with the annual value of production now over US$12 billion.

Euro Tech sells into the Mainland China market through multiple channels. It distributes products through its offices in seven major cities, including the two largest cities in China, Beijing and Shanghai. It also operates retail stores in Shanghai, Beijing, Chongqing and Guangzhou, and has recently opened one more in Xian.. Product lists and prices are available online at www.euro-tech.com. The Company also operates a bilingual B2B site, http://www.chinah2o.com, which now boasts more than 1,500 registered users.

The Company sells its testing, filtering and other technology mainly to water purification and waste water treatment plants, both commercial and government owned. As a distributor, it sells products from major U.S. and European manufacturers such as USFilter (Wallace & Tiernan), Rheonik Messgerate GmbH, Hioki, Stanford Research Systems, ThermoFinnigan, Hach and Lachat.

Euro Tech is also involved in manufacturing and process engineering. Through its Shanghai Euro Tech Ltd. unit, it makes and sells the IPOA-2001 Infrared Photometric Oil Analyzer, for measuring the level of petroleum or animal and vegetable oils in water. It also makes two types of specialized reagents. Customers include major multinational firms such as Wyeth-Whitehall Pharmaceutical, large urban commercial developments such as the Shanghai Jinmao Building, municipal water plants, sewage treatment facilities and petro-chemical plants.

In January of this year, Euro Tech bolstered its process engineering business with the partial acquisition of Yixing Pact Environmental Technology Ltd and Pact Asia Pacific Ltd (PACT), acquiring a 30% equity interest in PACT for approximately US$288,000. Its expanding engineering department now runs small- to medium-scale industrial water, wastewater and power plant projects with PACT, which provides wastewater treatment



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               EXHIBIT - EURO TECH HOLDINGS COMPANY LIMITED
                                  FORM 6-K
                               SEPTEMBER 2002



Euro Tech Holdings Company Limited
Page 3


for semiconductor manufacturing plants, PCB manufacturers, pharmaceutical firms, petrochemical plants, car and car-part manufacturers in Shanghai, Jiangsu, Beijing, Fujian and Zhejiang.

To be added to Euro Tech's investor fax and/or e-mail lists, please contact Haris Tajyar at htajyar@irintl.com.

About Euro Tech Holdings

Euro Tech Holdings is a leading distributor of a wide range of advanced water treatment equipment, test kits, analyzers, laboratory gear and related supplies in China. The Company has made a profit each year since it became a publicly-traded Company in 1997 and is expected to continue and expand on that trend going forward. For more information on the Company, please visit www.euro-tech.com.

This document includes statements that may constitute forward-looking statements made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Euro Tech would like to caution readers regarding certain forward-looking statements in this document and in all of its communications to shareholders and others, press releases, securities filings, and all other documents and communications. Statements that are based on management projections, estimates and assumptions are forward-looking statements. The words "believe," "expect," "anticipate," "intend," "will," "should," "may," and similar expressions generally identify forward-looking statements. While Euro Tech believes in the veracity of all statements made herein, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Euro Tech, are inherently subject to significant business, economic and competitive uncertainties and contingencies and known and unknown risks. Many of the uncertainties and contingencies can affect events and Euro Tech's actual results and could cause its actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, Euro Tech. Some of the factors that could cause actual results or future events to differ materially include Euro Tech having offices and operations situated in Hong Kong and China, competing with less expensive locally manufactured products, competing with its own suppliers, the lack of long term written agreements with suppliers and customers, the development of new products, entering new markets, availability of qualified personnel, ongoing development of marketing efforts, the timely development of resources, inability to find suitable facilities and personnel to open or maintain new retail shop locations, interruptions or loss of sources of supply, the cost, pricing of and demand for distributed products, inability to collect outstanding accounts receivable when due or within a reasonable period of time thereafter, the actions of competitors with greater financial resources, economic and market factors, and other factors. Please see the "Risk Factors" in Euro Tech's filings (including its Forms 20-F) with the Securities and Exchange Commission for a description of some, but not all, risks, uncertainties and contingencies.


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